Exhibit 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Amendment, entered into as of May 29, 2009 (this “Amendment”) to the Agreement and Plan of Merger, dated as of April 29, 2009, among Sapphire Stripe Holdings, Inc., a Delaware corporation, Sapphire Stripe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sapphire Stripe Holdings, Inc., and I-many, Inc., a Delaware corporation (the “Merger Agreement”), is entered into by the parties to the Merger Agreement. Capitalized terms used but not defined herein shall have the respective meanings specified in the Merger Agreement.

WHEREAS, Buyer, Transitory Subsidiary and the Company have entered into the Merger Agreement;

WHEREAS, Buyer, Transitory Subsidiary and the Company desire to amend the Merger Agreement as provided in this Amendment; and

WHEREAS, the respective Boards of Directors of Buyer, Transitory Subsidiary and the Company have deemed this Amendment advisable and in the best interests of their respective companies.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Definitions. The Table of Defined Terms of the Merger Agreement shall be amended by deleting the defined term “Closing Cash”.

2. Merger Consideration and Conversion of Securities.

(a) Section 2.1(c) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“(c) Merger Consideration for Company Common Stock. Subject to Sections 2.2 and 2.3, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares (as defined in Section 2.5(a) below)) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash per share determined by dividing (i) the sum of (A) $47,300,000, plus (B) the aggregate exercise price payable upon exercise of all in-the-money Company Stock Options outstanding immediately prior to the Effective Time, minus (C) the principal of the Notes on the date of this Agreement and accrued interest due on the Notes as of the Effective Time, minus (D) whether or not paid prior to the Effective Time, the amounts, if any, payable on account of the warrants issued by the Company dated November 6, 2006, minus (E) whether or not paid prior to the Effective Time, the amounts, not to exceed $1,198,887 in the aggregate, paid or payable after April 29, 2009 to employees of the Company constituting retention, change in control and other payments approved by the board of directors for purposes of ensuring continuity through the Effective Time, minus (F) whether or not paid prior to the Effective Time, Transaction Expenses, by (ii) the sum of the number of shares of Company

Common Stock outstanding immediately prior to the Effective Time plus the number of shares of Company Common Stock issuable upon exercise of all in-the-money Company Stock Options outstanding immediately prior to the Effective Time (the “Merger Consideration”). “Transaction Expenses” shall mean all costs and expenses incurred by the Company and its Subsidiaries in connection with the negotiation, preparation, execution or performance of this Agreement (including in connection with any Acquisition Proposal) and the consummation of the transactions contemplated hereby, including fees and disbursements of investment bankers and other financial advisors, brokers and finders, counsel and accountants. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(c) upon the surrender of such certificate in accordance with Section 2.2, without interest. For purposes of determining the amount of the Merger Consideration, not less than three (3) Business Days prior to the Effective Time, the Chief Financial Officer of the Company shall deliver to the Buyer a certificate pursuant to which such officer certifies to the Buyer an itemized listing of the components of the Merger Consideration (including an itemized list of Transaction Expenses and payments described in clause (E) above) as of such date and such officer’s estimate of the Merger Consideration (as of immediately prior to the Effective Time). Thereafter, following the delivery of such certificate, the Buyer and the Company shall cooperate in good faith to confirm the amount of Merger Consideration set forth in such certificate and to update such Merger Consideration amount as of immediately prior to the Effective Time.

(b) Section 2.4(d) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“(d) The Company shall terminate its 2000 Employee Stock Purchase Plan (the “Company ESPP”) in accordance with its terms as of a date at least two Business Days prior to the Effective Time. The Company ESPP shall not be deemed to be a Company Stock Plan for purposes of Section 2.4(a)-(c).”

3. Representations and Warranties. Article III of the Merger Agreement shall be amended by adding, immediately after Section 3.26, the following Section 3.27:

“3.27 Due Diligence Materials. The Company has provided Buyer with copies of all written information and documents with respect to the Company, its business and its operations that it has provided to any third party bidder in connection with any Acquisition Proposal.”

4. Covenants of the Company.

(a) Section 5.1 of the Merger Agreement shall be amended by adding the words “, including paying of accounts payable in a timely manner consistent with past practices” to the end of clause (iii) of its first sentence.

(b) Section 5.1(a) of the Merger Agreement shall be amended by adding the words “or make any payments of principal or prepayments of interest with respect to the Notes” to the end of clause (i).

(c) Section 5.1(g) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“(g) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person (other than undrawn letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the Ordinary Course of Business, as may be permitted under Section 13(b) of the Notes), (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than a wholly-owned Subsidiary of the Company) or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, provided, however, that the Company may, in the Ordinary Course of Business, invest in debt securities maturing not more than 90 days after the date of investment, or (iv) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange rates;”

(d) Section 5.1(o) of the Merger Agreement shall be amended by deleting the word “or” after the words “Ordinary Course of Business;”.

(e) Section 5.1 of the Merger Agreement shall be amended by adding, immediately after Section 5.1(p), the following Sections 5.1(q), 5.1(r) and 5.1(s):

“(q) make any material changes in the manner in which the Company extends discounts to, or collects unpaid receivables from, customers, or the terms on which the Company sells or licenses its products, in each case other than in the ordinary course of business consistent with past practices; or

(r) Subject to the last sentence of Section 6.4, the Company shall hold the Company Meeting for the purpose of considering and voting on the Company Voting Proposal no later than 22 days after the date of mailing of the proxy.”

(s) The Company shall use its best efforts to file a definitive proxy statement with the SEC prior to 11:59 p.m. on Monday, June 3, 2009 and to cause the proxy to be mailed as promptly as practicable thereafter.”

5. Additional Agreements. Section 6.7(e) of the Merger Agreement shall be amended by deleting the word “Indemified” and replacing it with the word “Indemnified”.

6. Termination. Section 8.2 of the Merger Agreement shall be amended by adding the words “, subject to Section 9.10” in clause (a) immediately after the words “liability for fraud or”.

7. Fees and Expenses.

(a) Section 8.3(b) of the Merger Agreement shall be amended by deleting “$500,000” and replacing it with “$665,000”.

(b) Section 8.3(b)(i) of the Merger Agreement shall be amended by deleting “7.2(e)” and replacing it with “7.2(d)”.

8. No Third Party Beneficiaries. Section 9.4 of the Merger Agreement shall be amended by deleting the words “claims for damages to such holders and” in clause (ii) and inserting the words “and, solely to the extent provided in Section 9.10(d), damages” immediately prior to the words “for any breach of this Agreement” in clause (ii).

9. Remedies. Section 9.10 of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“9.10 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Buyer and the Transitory Subsidiary, on the other hand, of any of their respective covenants or obligations set forth in this Agreement or the Guarantee, the Company, on the one hand, and the Buyer and the Transitory Subsidiary, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and the Guarantee by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and the Guarantee, and this right shall include the right of the Company to fully enforce the terms of the Guarantee against the Guarantor to the fullest extent permissible pursuant to the Guarantee and applicable laws and to cause the Merger to be consummated. The Buyer, the Transitory Subsidiary and the Company hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Buyer or the Transitory Subsidiary on the one hand, or the Company on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Buyer and the Transitory Subsidiary on the one hand, or the Company on the other hand, under this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.10(d) below, the Company hereby agrees that specific performance shall be its sole and exclusive remedy with respect to breaches by the Buyer or the Transitory Sub or any other Person or otherwise in connection with this Agreement or the transactions contemplated hereby and, except as provided in Section 9.10(d) below, that it may not seek or accept any other form of relief that may be available for breach under this Agreement or the Guarantee or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages).

(d) If a court of competent jurisdiction has declined to specifically enforce the obligations of the Buyer or the Transitory Sub to consummate the Merger pursuant to a claim for specific performance brought against Buyer or Transitory Sub pursuant to this Section 9.10 and it or another court of competent jurisdiction has instead granted an award of damages or other relief for such alleged breach against Buyer or the Guarantor, the Company may enforce such award and accept damages or other relief for such alleged breach only if, within two (2) weeks following such determination, Buyer or Transitory Sub are not willing to consummate the Merger in accordance with Article II of this Agreement. In any suit seeking specific performance, the Company may also seek, and offer evidence in support of, an award of damages in the alternative in each case solely to the extent necessary to avoid waiver or loss of, or prejudice to, an award of damages to which it may be entitled in the limited circumstances described in the preceding sentence.”

10. Miscellaneous.

(a) Except as otherwise amended and supplemented by this Amendment, all provisions of the Merger Agreement, including, without limitation, provisions relating to governing law, shall remain in full force and effect and shall apply to this Amendment (unless this Amendment specifically amends a particular provision of the Merger Agreement) and the Merger Agreement and this Amendment shall each be construed together and considered one and the same agreement.

(b) This Amendment may be executed, including execution by PDF or facsimile signature, in one or more counterparts, each of which will be deemed an original, and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

SAPPHIRE STRIPE HOLDINGS, INC.

By:	/s/ Gregory M. Case
Name:	Gregory M. Case
Title:	President

SAPPHIRE STRIPE ACQUISITION COMPANY

By:	/s/ Gregory M. Case
Name:	Gregory M. Case
Title:	President

I-MANY, INC.

By:	/s/ Robert G. Schwartz
Name:	Robert G. Schwartz
Title:	Vice President and General Counsel